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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hi Sam,

We're extremely excited to launch our first brand new Joan Mitchell offering in more than a year! She's had quite a year since the last time we featured her work. Here's what to know:

- **She doubled her auction record** in Nov '23 when a work sold for over $29M (that's $5M higher than Banksy's record, FYI).
- **Sold $60M+ in a single month** during this May's auction season.
- **Broke into top 10 selling artists worldwide** in 2024 ($52.9M), landing just below names like Picasso ($132.8M), Warhol ($105.6M), and Basquiat ($126.2M).
- **Delivered 17.6%** annualized returns to investors in an exit when we sold her work in 2022 (held 672 days). Although it was much larger than our current work, it speaks to the overall demand of her market.* *Past performance not indicative of future returns.*

This is our first-ever Mitchell we're offering for less than $1 million. Given both her recent momentum and historical track record, we're bullish on her market in the long-term and this late 50's style in her oeuvre.

Let us know if you have any further questions and view the offering circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

*Previously exited work is not included in set of similar sales to the offering which comprise paintings by Joan Mitchell with the following criteria: Works on canvas from 1955 to 1963 that measure between 15 inches by 15 inches and 25 inches by 25 inches, excluding works with dark monochrome palette.